                                                                       EXHIBIT 1

                         [THE SPORTS CLUB COMPANY LOGO]

                                  NEWS RELEASE


FOR IMMEDIATE RELEASE                   CONTACT: JOHN M. GIBBONS
                                                 PRESIDENT AND
                                                 CHIEF OPERATING OFFICER
                                                 THE SPORTS CLUB COMPANY, INC.
                                                 (310) 479-5200


                      THE SPORTS CLUB COMPANY ANNOUNCES THE
                  ACQUISITION OF A CLUB IN MANHATTAN, NEW YORK


LOS ANGELES, CA (April 16, 1998) -- The Sports Club Company, Inc. (AMEX: SCY) today announced that it has acquired the Vertical Club, a 120,000 square foot fitness and tennis club in Manhattan, New York. The lease rights and club operation were acquired for approximately $4,000,000, however a significant investment is anticipated in connection with development of the club.

"The Vertical Club located on the upper East side of Manhattan will become one of the premier clubs in New York," stated D. Michael Talla, Chairman and Chief Executive Officer. "We are anxious to restore this club to Sports Club standards and know that it will complement the successful West Side Reebok Sports Club/NY and our newly announced development at Rockefeller Center," concluded Mr. Talla.

The Sports Club Company operates upscale health and fitness clubs throughout the country. In addition to The Sports Club/LA and its sister clubs Reebok Sports Club/NY, The Sports Club/Las Vegas and The Sports Club/Irvine, the Company operates ten Spectrum Clubs. The Company is currently developing Sports Clubs in Boston, San Francisco, New York and Washington, D.C. and two other Spectrum Clubs in Southern California.

                                       ###